UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 2017

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

Tel: (646) 448-8743

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

As previously reported by Akari Therapeutics, Plc (the “Company”), on April 27, 2017, the Company issued a press release stating that Edison Investment Research Ltd. has withdrawn its report issued April 26, 2017 titled “Akari’s Coversin matches Soliris in Phase II” (the “Edison Report”) because it contains material inaccuracies, including without limitation, with respect to Akari’s recently announced interim analysis of its ongoing Phase 2 PNH trial of Coversin. Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to Akari’s press release issued on April 24, 2017 that discusses the interim analysis of its ongoing Phase 2 PNH trial and other matters. The Company’s Board of Directors has established an ad hoc special committee of the Board to review the involvement, if any, of Company personnel with the Edison Report. While that review is pending, Dr. Gur Roshwalb, the Company’s Chief Executive Officer, has been placed on administrative leave and Dr. Ray Prudo in his role as Executive Chairman is temporarily assuming Dr. Roshwalb’s duties in his absence.

The information contained in this report (including the exhibit hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form S-3, File No. 333-207443, Form S-8 (No. 333-198109 and 333-207444), Registration Statement on Form F-3 File No. 333-198107, and the Registration Statements on Post-Effective Amendments to Form F-1 on Form F-3 (333-185247, 333-187826 and 333-191880).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Robert M. Shaw
Name:	Robert M. Shaw
General Counsel & Secretary

Date: May 11, 2017